UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
 UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
 SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
 OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-08572

TRIBUNE COMPANY
Tribune Broadcasting Retirement Plan

(Exact name of registrant as specified in its charter)

435 North Michigan Avenue
Chicago, Illinois 60611
(312) 222-9100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests under the Tribune Broadcasting Retirement Plan

 (Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date:  None

Pursuant to the requirements of the Securities Exchange Act of 1934, Tribune Company Tribune Broadcasting Retirement Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 29, 2007	By: /s/ Chandler Bigelow
Vice President/Treasurer
Secretary and Member of the Tribune Company
Employee Benefits Committee